Mr. John Stickel

Mr. J. Nolan McWilliams

Office of Financial

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

May 1, 2020

Re:	StartEngine Crowdfunding, Inc.

Offering Statement on Form 1-A
Filed March 20, 2020

File No. 024-11177

Dear Mr. Stickel and Mr. McWilliams:

Thank you for your comments of April 8, 2020 regarding the Offering Statement of StartEngine Crowdfunding, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Offering Statement on Form 1-A

Dilution, page 15

1.	Please address the following:

•	Disclose the number of options included in Proceeds from option exercises and reconcile to amounts disclosed in the latest financial statements included in the offering statement;
•	Disclose how Net tangible book value pre-financing reconciles to the latest financial statements included in the offering statement;
•	Disclose how Shares issued and outstanding pre-financing reconciles to the latest financial statements included in the offering statement as well as shares outstanding in the Offering details on page 6; and
•	Disclose how you calculated that if half of the investors receive a 20% discount the dilution to new investors will be $9.03.

We have revised the disclosure in the dilution section to address your comments.

Principal Products and Services, page 21

2.	We note your disclosure that in the past year you have broadened the types of securities that are offered on your platform, such that issuers are currently able to sell "digital assets (tokens)." We also note your disclosure that "all ICOs on [y]our platform" rely on exemptions from registration. To the extent your online trading platform facilitates trading of digital assets, please identify each of the digital assets that trade on your platform and tell us if you offer digital wallet services to your customers.

The company’s current plans do not encompass digital assets, and we have revised the disclosure and removed references to digital assets accordingly.

Consolidated Financial Statements, page F-1

3.	Please revise to include financial statements as of the most recently completed fiscal year end and update the offering statement as applicable. Refer to Form 1-A, Part F/S, (c)(b)(3)(A).

We have included the financial statements as of the most recently completed fiscal year end and have updated the offering statement accordingly.

Thank you again for the opportunity to respond to your questions to the Offering Statement of StartEngine Crowdfunding, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Howard Marks

Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.

Suite 800 West

West Hollywood, CA 90069

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